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SEC FILE NUMBER
8-47499

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Athene Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7700 Mills Civic Parkway
(No. and Street)

West Des Moines IA 50266
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Batterson 515-342-4616
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name *of individual, state last, first, middle name*)

699 Walnut Street Des Moines IA 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:
X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chad Batterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Athene Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL IOWA
DEBRA K. KNUTSON
COMMISSION # 150605
MY COMMISSION EXPIRES
5/25/2022

Debra K Knutson

Notary Public

Chad M Batterson

Signature

President Athene Securities, LLC

Title

This report** contains (check all applicable boxes):

- (X) (a) Facing page.
- (X) (b) Statement of Financial Condition.
- (X) (c) Statement of Income (Loss).
- ( ) (d) Statement of Changes in Financial Condition.
- (X) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (X) (g) Computation of Net Capital.
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (X) (l) An Oath or Affirmation.
- ( ) (m) A copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Athene Securities, LLC

Financial Statements and
Supplemental Schedules
Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934
December 31, 2020

Athene Securities, LLC
Index
December 31, 2020

		Page(s)
Report of Independent Registered Public Accounting Firm		1
Financial Statements		
Statement of Financial Condition		3
Statement of Income		4
Statement of Changes in Member's Equity		5
Statement of Cash Flows		6
Notes to Financial Statements		7
Supplemental Schedules		
Schedule I	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II	Computation for Determination of Reserves Requirements and Information for Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission	12

pwc

Report of Independent Registered Public Accounting Firm

To the Member of Athene Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Athene Securities, LLC (the "Company") as of December 31, 2020, and the related statements of income, changes in member's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Schedule II - Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements

PricewaterhouseCoopers LLP, Hub Tower, 699 Walnut Street, Des Moines, Iowa 50309
T: (515) 246 3800, www.pwc.com/us

pwc

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 10, 2021
We have served as the Company's auditor since 2012.

Athene Securities, LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	783,491
Prepaid expenses		63,088
Amounts due from affiliate		23,981
Tax receivable		1,795
Total assets	$	872,355
Liabilities and member's equity		
Accrued expenses	$	274,760
Total liabilities		274,760
Member's equity		
Member's capital		
Class A - 100 units authorized, issued, and outstanding		2,338,075
Class B - 34 units authorized, issued, and outstanding		152,000
Accumulated deficit		(1,892,480)
Total member's equity		597,595
Total liabilities and member's equity	$	872,355

The accompanying notes are an integral part of these financial statements.

Athene Securities, LLC
Statement of Income
Year Ended December 31, 2020

Revenues		
Commissions revenue	$	9,492,562
Service revenue		455,068
Total revenue		9,947,630
Expenses		
Audit fees		230,000
Commissions expense		9,492,562
Salaries, education, and facilities		93,417
FINRA fees		53,741
Management consulting fees		15,257
Other operating expenses		32,882
Total expenses		9,917,859
Net income	$	29,771

The accompanying notes are an integral part of these financial statements.

Athene Securities, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2020

		Member's Capital		Accumulated Deficit		Total Member's Equity
Balance at January 1, 2020	$	2,490,075	$	(1,922,251)	$	567,824
Net income		—		29,771		29,771
Balance at December 31, 2020	$	2,490,075	$	(1,892,480)	$	597,595

The accompanying notes are an integral part of these financial statements.

Athene Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2020

Operating activities		
Net income	$	29,771
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in:		
Amounts due from affiliate		25,972
Prepaid expenses		(36,452)
Accrued expenses		154,560
Tax receivable		550
Net cash provided by operating activities		174,401
Net increase in cash		174,401
Cash at beginning of year		609,090
Cash at end of year	$	783,491

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation
Athene Securities, LLC (the Company) is a wholly owned subsidiary of Athene USA Corporation (AUSA). AUSA is an indirect wholly owned subsidiary of Athene Holding Ltd., a Bermuda exempted company. The Company serves as a principal underwriter/distributor for variable annuity insurance products of Athene Annuity and Life Company (AAIA). AAIA is an indirect wholly owned subsidiary of AUSA. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. (FINRA).

Recently Adopted Accounting Pronouncements
Financial Instruments - Credit Losses (ASU 2019-05, ASU2019-04, ASU 2018-19 and ASU 2016-13)
The amendments in this update created *ASC-326, Financial Instruments - Credit Losses* which requires financial assets measured on an amortized cost basis to be presented at the net amount expected to be collected. The update limits the number of credit impairment models used for different assets and results in accelerated credit loss recognition on assets held at amortized cost. In addition, credit losses on available for sale debt securities are to be recorded through an allowance account. The Company adopted ASC 326 effective January 1, 2020. Prior to adoption, the Company completed an assessment of its assets and determined that none would be impacted by the new standard. Receivables due from affiliates are explicitly scoped out of the new guidance and were not evaluated further. The adoption had no material effect on the Company's financial statements.

Fair Value Measurements - Disclosure Requirements (ASU 2018-13)
The amendments in this update modify the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The Company adopted this update January 1, 2020. The adoption of this update did not have a material effect on the Company's financial statements.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents represent amounts on deposit with banks, investments in highly liquid instruments with original maturities of three months or less and money market mutual funds. The Company did not possess any cash equivalents as of December 31, 2020.

Service Revenue
Under an intercompany agreement, AAIA pays the Company a fee for all expenses incurred by the Company, excluding third-party commissions, to satisfy its performance obligation of providing broker dealer services to AAIA, including but not limited to payment of certain expenses and maintaining relationships with financial institutions. The fee is calculated at a rate of 107% of the expenses incurred by the Company in accordance with the underlying expense sharing agreement. The performance obligation for providing broker-dealer services is satisfied over time since AAIA is receiving and consuming the benefits as they are provided by the Company. Fees are calculated and recorded monthly and are related specifically to the services provided in that period, which are distinct from the services provided in other periods. A receivable for these fees is recorded at each month end which is then settled in the following month.

Broker Dealer Commissions Revenue
The Company earns upfront and trail commission revenue primarily from the performance obligation to distribute variable annuity products. Revenue related to upfront commissions is earned by the Company when the contract is sold as the performance obligation is satisfied at the time. Trail commissions are based on the net asset value of the funds held in the variable contract (Contract Balance) at the policy anniversary date and are earned when commissions are paid by AAIA to third-party broker dealers on behalf of the Company. The Company believes these variable fees paid over time are fully constrained because the fees are linked to the Contract Balance, which introduces market volatility to the analysis. Fees earned over a long period of time based on investor behavior may have uncertainty on a portion of the fees. This uncertainty is resolved over time as the Contract Balance is determined and investing activity occurs. Past performance of a fund and/or past history of investor behavior may not be indicative of future results or behavior.

Broker Dealer Commissions Expense
Commission expenses are paid to third-party broker dealers on behalf of the Company related to upfront commissions paid at contract issuance and asset trail commissions earned on the growth of funds invested in variable annuity contracts. Based on the amount of expenses at AAIA, the Company records broker dealer commission expense to reflect the expensing of these amounts on its behalf.

Operating Expenses
Operating expenses, such as technology fees and broker dealer bond insurance premiums, are related to operating activities of the Company and are intended to keep the entity in its good standing. These are expensed in the period to which they relate.

Income Taxes
The Company is a disregarded entity for tax purposes and is not subject to US federal and state income taxes. The receivable balance represents over-payments related to periods for which the entity was subject to US federal and state income taxes.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act (SEA) of 1934, the Company is required to maintain a minimum amount of net capital of $5,000 and its ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had aggregate indebtedness of $274,760 and net capital of $508,731, which was $490,414 in excess of its required net capital of $18,317. The ratio of aggregate indebtedness to net capital was 0.54. The net capital rules may effectively restrict the payment of dividends. The Company is subject to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to: (1) wholesaler of registered insurance products and annuities; and (2) collects commissions from variable annuity business, and the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

3. Fair Value

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value according to the following:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2 - Quoted prices for inactive markets or valuation techniques that require observable direct or indirect inputs for substantially the full term of the asset or liability.

Level 3 - Prices or valuation techniques with unobservable inputs significant to the overall fair value estimate.

The Company has no financial assets or liabilities classified as Level 2 or Level 3.

The Company's financial instruments consist primarily of cash, prepaid assets, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments and are classified as Level 1, as of December 31, 2020.

4. Related Party Matters

During 2020, the Company updated its expense sharing agreement with Athene Employee Services, LLC (AES), an affiliate of the Company. Under the terms of the agreement, the Company was charged $84,417 for the use of facilities, services, and personnel of its affiliate in the course of serving as a broker-dealer for the year ended December 31, 2020. These costs have been recognized as salaries, education, and facilities expense within the Statement of Income.

Under the terms of the AAIA intercompany allocation agreement, service revenue totaling $455,068 was earned by the Company in the current year.

All intercompany balances and transactions are settled in cash on a monthly basis.

During 2020, the Company renewed its agreement with AUSA, a direct parent of the Company, whereby AUSA has agreed to provide any necessary support required for the Company to meet its minimum regulatory requirements as well as its ongoing financial obligations. In accordance with this agreement, AUSA will provide such support for at least twelve months from the date of the issuance of the financial statements of the Company for the year ending December 31, 2020.

5. Commitments and Contingencies

The Company may be subject to legal and regulatory actions in the ordinary course of its business. As of December 31, 2020, the Company has no known legal or regulatory actions outstanding. Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

6. Subsequent Events

The Company has evaluated subsequent events through February 10, 2021, the date these financial statements were available to be issued. Based on this evaluation, no events have occurred subsequent to December 31, 2020 that require disclosure or adjustment to the financial statements at that date or for the period then ended.

Supplemental Schedules

Athene Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2020 **Schedule I**

1	Total ownership equity from statement of financial condition	$ 597,595
2	Deduct ownership equity not allowable for net capital	—
3	Total ownership equity qualified for net capital	597,595
4	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	—
	B. Other deductions or allowable credits	—
5	Total capital and allowable subordinated liabilities	597,595
6	Deductions and/or charges:	
	A. Total nonallowable assets from statement of financial condition	(88,864)
7	Other additions and/or allowable credits:	
	Deferred tax on unrealized appreciation of investments	—
8	Net capital before haircuts on securities positions	508,731
9	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):	
	A. Contractual securities commitments	
	B. Subordinated securities borrowings	
	C. Trading and investment securities:	
	1. Bankers' acceptances, certificates of deposit, and commercial paper	
	2. U.S. and Canadian government obligations	
	3. State and municipal government obligations	
	4. Corporate obligations	
	5. Stocks and warrants	
	6. Options	
	7. Arbitrage	
	8. Other securities	
	D. Undue concentration	
	E. Other	
10	Net capital	$ 508,731

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2020.

Athene Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2020 **Schedule I (continued)**

Computation of basic net capital requirement		
11 Minimum net capital required (6-2/3% of line 19)	$	18,317
12 Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13 Net capital requirement (greater of line 11 or 12)		18,317
14 Excess net capital (line 10 less 13)		490,414
15 Net capital less greater of 10% of line 19 or 120% of line 12	$	481,255
Computation of aggregate indebtedness		
16 Total A.I. liabilities from statement of financial condition	$	274,760
17 Add:		
A. Drafts for immediate credit		
B. Market value of securities borrowed for which no equivalent value is paid or credited		
C. Other unrecorded amounts		
18 Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-19(c)(1)(vii))		
19 Total aggregate indebtedness	$	274,760
20 Percentage of indebtedness to net capital (line 19 / line 10)		54.01 %
21 Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		— %

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2020.

Athene Securities, LLC

Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Pursuant to 15c3-3 of the Securities and Exchange Commission

As of December 31, 2020 **Schedule II**

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to: (1) wholesaler of registered insurance products and annuities; and (2) collects commissions from variable annuity business, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

There are no material differences between the information presented above and the information presented in the Company's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2020.